UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2007
Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.
(Translation of Registrant's Name into English)

200 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F]

Form 20-F _X_ Form 40-F _____

[Indicate by check mark if the registrant is submitting the Form 6-K in
paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _____ No _X_

[Indicate by check mark if the registrant is submitting the Form 6-K in
paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _____ No _X_

[Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12-g-3-3(b) under
the Securities Exchange Act of 1934]

Yes _____ No _X_

If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-_____

ALBERTA STAR DEVELOPMENT CORP.

Suite 506 - 675 West Hastings Street · Vancouver · British Columbia · V6B 1N2
Telephone: (604) 681-3131   Facsimile: (604) 801-5499

NEWS RELEASE

March 1, 2007

TSX-V Trading Symbol: **ASX**
OTC BB Trading Symbol: **ASXSF**

ALBERTA STAR INTERSECTS 133 METRES (439 FEET) OF 8.78 G/TON SILVER, AND 3.0 METERS (9.9 FEET) OF 195.7 G/TON SILVER (6.29 OZ/ TON) AT THE NEW ECHO BAY SILVER DISCOVERY IN CANADA'S NORTHWEST TERRITORIES

Alberta Star Development Corp. (the "Company") listed on the TSX Venture Exchange (ASX) and on the OTCBB (ASXSF), is pleased to report that the Company has received the assay results from an additional seven drill holes from the summer/fall drill program at the South Echo Bay gossan ("Echo Bay Program") and from the Mag Hill VTEM anomaly ("Mag Hill Program"). The Echo Bay and Mag Hill drill programs were designed to evaluate the silver, uranium and poly-metallic potential of this newly emerging mineralized region. The region is situated at the southern end of the southeast arm of Echo Bay and is viewed by the Company as having the potential to host bulk tonnage mineralization. The drill results were successful in intercepting significant silver mineralization beneath a large pyretic gossan. The silver is contained in pyrite, chalcopyrite veins and disseminations within a kilometer scale phyllic and potassic alteration halo. The alteration zone is peripheral to an extensive zone of intense magnetite-actinolite-apatite alteration that was intersected in all holes drilled in the Mag Hill Program. The South Echo Bay gossan silver-uranium target is located on the Company's property, on the southern end of Echo Bay and 3 km due east of the Contact Lake Silver & Uranium mine.

The Company has intersected 133 meters (439 feet) of 8.78 g/ton silver in hole number six in the Echo Bay silver discovery in Canada's Northwest Territories. This interval also includes 13.5 meters (44.6 feet) of 17.73 g/t silver, 6.0 meters (19.8 feet) of 22.13 g/t silver, 7.5 meters (24.7 feet) of 20.54 g/t within this interval. Hole number four intersected 37.5 meters (123.7 feet) of 20.69 g/t silver including a 3.0 meter high grade zone of 195.7 g/ton silver (6.29 oz/t). A further 1.5 meters (44.6 feet) of 51.1 g/t (1.64 oz/t) silver were intersected in hole number five.

The Company believes that the results of the drill holes from the Echo Bay Program and the drill holes from the Mag Hill Program confirms the extensive nature of hydrothermal alteration and mineralization in the Port Radium-Echo Bay-Contact Lake poly-metallic belt. All drill cores from the Echo Bay Program and the Mag Hill Program were prepared, bagged and sealed by the Company's supervised personnel and were transported by plane to Acme Analytical Laboratories Ltd. ("ACME") in Yellowknife, NT where they were crushed and pulped, and then transported to ACME's main laboratories in Vancouver, British Columbia for assaying. ACME is a fully registered analytical lab compliant with the International Standards Organization (ISO) for quality assurance.

Highlights from significant mineralized down-hole intervals from the Echo Bay Program reporting significant high grade silver values, include drill hole number:

- **CLEBG-06-04 intersected 37.5 meters (123.75 Feet) of 20.69 g/ton silver (.65 oz/t).**

  - **Including 12 meters (39.6 feet) of 55.7 g/ton silver (1.79 oz/t).**

  - **Including 3.0 meters (9.9 feet) of 195.7 g/ton silver.(6.29 oz/t).**

- **CLEBG-06-05 intersected 13.5 meters (44.5 feet) of 11.53 g/ton silver (0.15 ounces/ton).**

  - **Including 1.50 meters (4.95 feet) of 51.10 g/t silver (1.64 oz/t).**

  - **Including 28.5 meters (94 feet) of 10.31 g/t silver.**

  - **Including 10.5 meters (34.6 feet) of 17.14 g/t silver.**

- **CLEBG-06-06 intersected 133.0 meters (439 feet) of 8.78 g/t silver.   (0.28 ounces/ton).**

  - **Including 9.0 meters of 21.32 g/ton silver (0.67 oz/t).**

  - **Including 6.0 meters of 22.13 g/ton silver (0.69 oz/t).**

  - **Including 7.5 meters of 20.54 g/ton silver (0.64 oz/t).**

The Contact Lake & Eldorado district is being targeted by the Company for silver and uranium and poly-metallic exploration. The mineralization occurs within the same suite of volcano-plutonic rocks that host other poly-metallic zones in the Eldorado & Contact lake mineral belt, including the former El Bonanza Silver (Ag) and the Eldorado Uranium (U-Ag-Cu-Co-Ni-Bi) mines. Veins of the former Eldorado and Echo Bay mines are situated in metasedimentary rocks, near the margins and apices of porphyry stocks, between underlying batholiths and overlying volcanic rocks. The cores and intermediate zones of the hydrothermal systems that are responsible for these veins are possible loci for larger, more typical, bulk-mineable IOCG-type deposits. Additional drill results are pending and will be released when the Company receives them.

The accompanying table gives a summary of drilling highlights and assay results returned from seven holes reporting from the south Echo Bay Program at Contact Lake, NT.

<u>SOUTH ECHO BAY GOSSAN DRILL SUMMARY (Holes 2, 4, 5, and 6)</u>

DRILL HOLE RESULTS					
	Interval			Copper	Silver
	From	To	Length	(Cu)	(Ag)
Drill Hole	**(m)**	**(m)**	**(m)**	**(%)**	**(g/ton)**
CLEBG-06-02	**66.20**	**69.20**	**3.00**	**0.02**	**7.65**
	57.00	**94.50**	**37.5**	**0.04**	**20.69**
CLEBG-06-04	**81.00**	**93.0**	**12.0**	**0.01**	**55.70**
	90.00	**93.00**	**3.00**	**0.02**	**195.70**
	9.00	**22.5**	**13.5**	**0.12**	**11.53**
	18.0	**19.5**	**1.5**	**0.58**	**51.10**
	49.5	**78.0**	**28.5**	**0.04**	**10.31**
CLEBG-06-05	**55.5**	**66.0**	**10.5**	**0.04**	**17.14**
	93.0	**99.0**	**6.0**	**0.01**	**9.83**
	135.0	**139.5**	**4.5**	**0.04**	**5.2**
	173.0	**177.5**	**4.5**	**0.02**	**7.0**
	19.5	20.0	0.5	0.73	0.40
	19.5	20.5	1.0	0.42	0.30
	28.0	29.5	1.5	0.04	3.60
	34.0	35.5	1.5	0.04	3.10
	37.0	40.0	3.0	0.35	1.75
CLEBG-06-06	**47.5**	**180.5**	**133.0**	**0.02**	**8.78**
	90.5	**99.5**	**9.0**	**0.02**	**21.32**
	90.5	**104.5**	**13.5**	**0.01**	**17.73**
	126.5	**132.5**	**6.0**	**0.02**	**22.13**
	144.5	**152.0**	**7.5**	**0.01**	**20.54**
	204.5	212.0	7.5	0.01	4.46
	298.0	300.5	2.5	0.27	0.48

No significant interval in drill holes number CLEBG-06-01, CLEBG-06-03, and CLEBG-06-07.

Metal values as at today's market price. Gold $666.30 US per ounce, Copper $2.70 per pound, Silver $14.13 US per ounce, Cobalt $31.50 US per pound, Zinc $1.55 US per pound, Lead $0.87 US per pound, nickel $20.10 US per pound and Uranium $85.00 US per pound as of February 28, 2007.

Note: True thickness has not been calculated for these holes.

The South Echo Bay Silver Discovery - Map and Drilling locations- may be viewed by

clicking on the following link:http://www.alberta-star.com/southechobaygossan/index.html

Alberta Star President and CEO, Tim Coupland commented, "Our 2006 summer/fall drill program has concentrated on seven high priority bulk tonnage poly-metallic targets in the Eldorado-Contact Lake project area. The Company has now reported the results on 35 of its 46 hole drill program for 2006. The Company is currently awaiting results on a further 11 holes as well as additional assays from its regional sampling program. The Company is extremely pleased with the success of the drill results that we have received and reported thus far. The Company has encountered significant mineralization in 27 of 35 holes reported to date and now have several new poly-metallic discovery zones that warrant continued exploration and drilling. The Company has also identified several untested bulk tonnage drill targets and several near surface uranium anomalies identified by the Company's recently completed airborne radiometric survey. The Company intends to continue its exploration and drilling program to confirm the presence of high grade poly-metallic uranium, silver, copper, cobalt, lead, and zinc mineralization at Eldorado, Echo Bay and Contact Lake. The Company believes it is still the only mineral exploration company fully permitted for drilling at Eldorado & Contact Lake. The Company has secured three BBS-25A (71 series) drilling rigs for drilling in 2007 on its new discovery zones and recently identified uranium targets. This will be truly an exciting year for the Company and its shareholders going into the 2007 summer/fall drill program with over 30,000 + meters (70-80 holes) of planned drilling. The 2007 summer/fall drilling program will focus on expanding the poly-metallic mineralization discovered at the K2 Zone, Mile Lake, Echo Bay Mine area, South Echo Bay silver discovery and the Eldorado area, as well as other high priority targets that have been identified for drilling. The Company has now secured all of its contractors and assets needed to complete its 2007 drilling and field programs and is currently finalizing targeting for its newly emerging high grade silver, uranium and poly-metallic targets. Follow up exploration and drilling in 2007 will focus on expanding the newly discovered zones, determining continuity and orientation, locating higher grade extensions of mineralization, and preliminary testing of the remaining, untested mineralized and altered zones within the project area. "

STUART ROGERS APPOINTED TO THE BOARD OF DIRECTORS

The Company is pleased to announce that Mr. Stuart Rogers has been appointed to the Board of Directors of the Company. Mr. Rogers is currently the President and CEO of Max Resource Corp., a uranium exploration company listed on the TSX Venture Exchange (MXR) and on the OTCBB (MXROF) and Frankfurt Exchange. Mr. Rogers is also acting director and Chief Financial Officer of Mexivada Mining Corp. a gold and diamond exploration company active in Mexico, Nevada and the Republic of Congo. Mr. Rogers has been involved in the public venture capital markets since 1987. Mr. Rogers founded West Oak Capital Group, Inc., a privately held investment banking firm specializing in the early stage finance of technology, biotechnology and resource projects through the junior capital markets in Canada and the United States. Mr. Rogers has served as a director and officer of client companies listed on the TSX Venture Exchange, the Toronto Stock Exchange, NASDAQ Small Capital Market and NASD OTC Bulletin Board.

THE ELDORADO & CONTACT LAKE IRON OXIDE COPPER, GOLD, SILVER AND URANIUM PROJECTS

The Eldorado & Contact Lake Permit Areas are located on the east side of Great Bear Lake in Canada's Northwest Territories. The permit areas are situated 470 kilometers north of the city of Yellowknife. The total size of the Eldorado & Contact Lake Permit area covers over 51,473 acres in size. The Eldorado & Contact IOCG + uranium project areas include six past producing high grade silver and uranium mines. This includes the Echo Bay Silver Mine which produced 23,779,178 ounces of silver and the Eldorado Uranium Mine which produced 15 million pounds of uranium and 8 million ounces of silver (Normin NTGO: Senes Report 2005). The Contact Lake Silver and Uranium Mine, Bonanza and El Bonanza Silver and Uranium mines and are included within the Company's land ownership package. Olympic Dam style volcanic hosted hydrothermal iron-oxide copper, gold style of deposits are attractive targets for exploration and development due to their poly-metallic nature, high unit value and enormous size and grade tonnage potential. The Eldorado Mineral Belt which is situated in the Great Bear Magmatic zone, NT, has long been recognized by geologists, as one of the most prospective Iron oxide copper, gold, silver and uranium regions in northern Canada.

ALBERTA STAR DEVELOPMENT CORPORATION

Alberta Star is a Canadian mineral exploration company that identifies, acquires and finances advanced stage mineral exploration projects in Canada. The Company is committed to creating long term shareholder value through the discovery of base and precious metals and uranium.

ALLAN FELDMAN-INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, Alberta Star's In-house Investor Relations and Corporate Communications Specialist, for all corporate updates at **(604) 948-9663**

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland, President and CEO
Alberta Star Development Corp.
Tel 604.681.3131   Fax 604.801.5499
www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland
President & CEO

Dr. Hamid Mumim Ph.D., P.Eng. is the qualified person for the Eldorado & Contact Lake IOCG Projects.

These results have been prepared under the supervision of Dr. H Mumin, Ph.D., P.Eng, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. All rock samples were analyzed by Acme Analytical Laboratories Ltd. ("ACME") in Vancouver B.C., Canada using ICP-MS and ICP-FA analysis techniques.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans" "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. For further information investors should review the Company's filings that are available at www.sedar.com or contact Tim Coupland, President at (604) 681-3131